Burnet,
Duckworth
& Palmer LLP
Law Firm

RECEIVED

2007 MAY 18 A 10: 2?

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

07023667

Via Courier

May 16, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated May 15, 2007;

2. Interim Financial Statements for the First Quarter Ended March 31, 2007;

3. Form 52-109F2 – Certification of Interim Filings – CEO dated May 15, 2007; and

4. Form 52-109F2 – Certification of Interim Filings – CFO dated May 15, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 05.doc

PRESS RELEASE

Rock Energy reports results for the period ended March 31, 2007

May 15, 2007, Calgary, Alberta: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal period ended March 31, 2007.

CORPORATE SUMMARY

FINANCIAL	Three months ended March 31, 2007	Three months ended March 31, 2006
Oil and gas revenue ('000)	**$8,533**	$9,824
Funds from operations ('000) [1]	**$3,521**	$3,404
Per share – basic	**$0.18**	$0.17
– diluted	**$0.18**	$0.17
Net income ('000)	**$373**	$(1,074)
Per share – basic	**$0.02**	$(0.05)
– diluted	**$0.02**	$(0.05)
Capital expenditures, net ('000)	**$7,184**	$9,728
	As at March 31, 2007	As at March 31, 2006
Working capital ('000)	**$(16,242)**	$(30,766)
Common shares outstanding	**19,637,321**	19,637,321
Options outstanding	**1,642,333**	1,310,332

OPERATIONS	Three months ended March 31, 2007	Three months ended March 31, 2006
Average daily production		
Crude oil and NGLs (bbls/d)	**1,472**	936
Natural gas (mcf/d)	**3,852**	9,946
Barrels of oil equivalent (boe/d)	**2,114**	2,594
Average product prices		
Crude oil (CDN$/bbl)	**$42.65**	$32.43
NGLs (CDN$/bbl)	**$52.65**	$54.31
Natural gas (CDN$/mcf)	**$8.10**	$7.76
BOEs (CDN$/boe)	**$44.84**	$42.08
Field netback (CDN$/boe)	**$23.43**	$18.27

Note [1] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share.

PRESIDENT'S MESSAGE

During the first quarter of 2007 Rock was able to make significant progress in both our core areas of operation. In the Plains core area Rock drilled 3 (3.0 net) oil wells, 1 (1.0 net) D/A well and completed a 27 km 2D seismic survey. These activities confirmed 10-15 drilling locations on our land and the existence of a significant new pool. In the West Central region we participated in 2 (0.4 net) gas wells, purchased 21 km2 of trade 3D seismic on an emerging play, arranged firm processing capacity in the Musreau gas plant expansion, and acquired 1,240 acres of land on our key plays. One of the gas wells that Rock participated in was at Kakwa (0.3 net) which was a high impact exploration test. The well was cased and completed in numerous zones. This well will be production tested following breakup, and should be placed on production by the fourth quarter of this year. This activity has worked to solidify our exploration and development program for the remainder of the year. The table below illustrates our drilling results:

	First Quarter 2007
Heavy Oil	3 (3.0 net)
Light Oil	Nil
Gas	2 (0.42 net)
Dry & Abandoned (D/A)	1 (1.0 net)
Total	6 (4.42 net)
Success rate	83% (77% net)

Production increased to 2,114 boe per day this quarter up from 2,004 boe per day in the fourth quarter of 2006. Currently Rock's estimated production is exceeding 2,200 boe per day (1,300 bbl per day of heavy oil, 325 bbls per day of light oil and NGL's, and 3.4 mmcf per day of gas), however we have another 300 boe per day of production awaiting the gas plant expansion in Musreau. The majority of this shut in production is expected to come on stream in November, 2007

Financially, Rock generated cash flow from operations of $3.5 million ($0.18 per basic and diluted share) in the first quarter of the year, which is up 33% from the fourth quarter of 2006. Net income for the period was $0.4 million ($0.02 per basic and diluted share), versus a loss of $0.1 million in the previous quarter.

Capital expenditures for the quarter were $7.2 million, versus a budgeted amount of $8.3 million, and total debt at the end of the period was $16.2 million (against available bank lines of $25 million). Total expenditures were down from budget as Rock exercised caution in a volatile price environment, and elected to maintain a stronger financial position to be able to capture emerging acquisition and farm-in opportunities.

The Company is reiterating its guidance at this time, with a 2007 exit rate of 2,600-2,800 boe per day, and maintaining our capital budget at $20 million. During the remainder of the year the Company plans to drill 5 (5.0 net) heavy oil wells, 1 (1.0 net) gas well in the Plains, at least 1 (0.3 net) additional gas well in the Kakwa area, 2 (0.2 net) gas wells in the Musreau area and 1 (0.5 net) gas well in the greater Kaybob area.

The activities of the first quarter have laid the ground work for an exciting second half. Rock has established a solid heavy oil production and cash flow platform with additional drilling locations and the confirmation of a new pool. In West Central, the production test of the well at Kakwa will firm up our exploitation and development plans for that area, and we have arranged firm processing capacity in the Musreau gas plant expansion for current and future production. Our exploration team continues to build on our prospect inventory and land base in the greater Kaybob area, and over the next several months as our operating plans get settled, another 4 potential wells could be added in the West Central area. We will update our budget and guidance as the operations develop.

Rock is in a strong position with a solid base of production, cash flow and financial capability. We have a significant inventory of opportunity ahead of us, and have experienced some early success to build on. The changing landscape of our industry continues to provide more opportunity, and we are positioned to take advantage of that

On behalf of the Board of Directors,

signed "Allen J. Bey"
Allen J. Bey
President and CEO
May 14, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 14, 2007 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the 12 months ended December 31, 2006. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the 12 months ended December 31, 2006.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 15, 2007 for projected 2007 results. The Company is reiterating its guidance at this time, however an additional 3 (3.0 net) heavy oils wells have been added to the program which will begin drilling following spring break-up bringing the total number of heavy oils wells to be drilled to 5 (5.0 net) plus 1 (1.0 net) gas well in the Plains core area. During the remainder of the year the Company expects to spud at least 1 (0.3 net) additional gas well in the Kakwa area, 2 (0.2 net) gas wells in the Musreau area and 1 (0.5 net) gas well in the greater Kaybob area. Over the next several months as our operating plans get settled, another potential 4 (1.0 net) wells could be added in the West Central area. We will update our budget and guidance as the operations develop. The table below provides Rock's current guidance.

	2007 Guidance
2007 Production (boe/d)	
Annual	2,200 – 2,400
Exit	2,600 – 2,800
2007 Funds from Operations	
Annual - $	$15 million
Annual - $per share	$0.76
2007 Capital Budget	
Expenditures	$20 million
Wells Drilled	16 – 21
Total Year End Debt	$18 million
Pricing (Annual)	
Oil – WTI	US$65.00/bbl
Gas – AECO	$7.50/mcf
Cdn/US dollar	0.90

Production

Production by Product	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gas (mcf/d)	3,852	9,946	(61)%
Oil (bbl/d)	243	183	33%
Heavy Oil (bbl/d)	1,150	679	69%
NGL (bbl/d)	79	74	7%
boe/d (6:1)	2,114	2,594	(19)%

Production by Area	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
West Central Alberta (boe/d)	631	1,295	(51)%
Plains (boe/d)	1,151	698	65%
Other (boel/d)	332	601	(45)%
boe/d (6:1)	2,114	2,594	(19)%

Production for the quarter ended March 31, 2007 has decreased 19% over the same period last year due to the dispositions completed in the third quarter of 2006. This decrease was partially offset by heavy oil additions from the Plains core area. Production has climbed from the post disposition level of 1,400 boe per day and is currently over 2,200 boe per day with approximately 100 boe per day of heavy oil production shut in due to road bans associated with spring break up. Both gas and heavy oil production levels are expected to increase in the second half of the year as shut in and behind pipe production comes on stream and drilling operations resume after spring break up, however about 250 boe per day of production at Medicine River will be shut-in for two weeks in July due to a plant maintenance turnaround.

Product Prices

Realized Product Prices	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gas ($/mcf)	8.10	7.76	4%
Oil ($/bbl)	62.39	60.61	3%
Heavy Oil ($/bbl)	38.48	24.84	55%
NGL ($/bbl)	52.65	54.31	(3)%
boe (6:1)	44.84	42.08	7%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	7.21	7.71	(6)%
Gas – AECO C Daily Spot ($/mcf)	7.41	7.50	(1)%
Oil – WTI Cushing (US$/bbl)	58.16	63.48	(8)%
Oil – Edmonton light ($/bbl)	67.09	68.96	(3)%
Heavy Oil – Lloydminster blend ($/bbl)	47.82	39.71	20%
US$/Cdn$ exchange rate	0.853	0.866	(2)%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Oil and Gas Revenue	$8,533	$9,824	(13)%
Other Income	$25	$45	(44)%

Decreased gas production, partially offset by higher heavy oil production and prices, resulted in a decrease to oil and gas revenue for the first quarter of 2007 in comparison to the prior year period.

Royalties

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Royalties	$1,648	$2,862	(42)%
As percentage of oil and gas revenue	19.3%	29.1%	(34)%
Per boe (6:1)	$8.66	$12.26	(30)%

Royalties for the quarter ended March 31, 2007 are lower on an absolute, percentage and per boe basis in comparison to the same quarter of 2006. This is a result of lower production and heavy oil, which has a comparatively lower royalty rate and is now making up a greater percentage of the overall product mix. Royalty rates for the remainder of the year have been budgeted at 22% of oil and gas revenue.

Operating Expense

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Operating expense	$2,314	$2,617	(12)%
Transportation costs	112	78	44%
	$2,426	$2,695	(10)%
Per boe (6:1)	$12.75	$11.55	10%

Operating expenses have decreased in the first quarter of 2007 over the same period in 2006 due to lower production levels partially offset by higher unit costs. The per boe operating costs increased over the prior period primarily due to the inclusion of $157 ($0.83 per boe) of non-operated processing costs related to 2006. Heavy oil operating costs of $12.00 per boe are up slightly from year ago levels of $11.30 per boe due to higher fuel and workover costs at Edam. Transportation costs have increased primarily as a result of higher production levels in the Medicine River area compared to a year ago. Overall operating costs for the first quarter of 2007 are 6% above budgeted levels (once the 2006 processing costs are removed) but are expected to come down to the budgeted level of $11.25 per boe over the course of the year

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gross	$1,365	$1,207	13%
Per boe (6:1)	$7.17	$5.17	39%
Capitalized	$639	$558	15%
Per boe (6:1)	$3.36	$2.39	41%
Net	$726	$649	12%
Per boe (6:1)	$3.81	$2.78	37%

G&A expenses increased on an absolute and per boe basis in the first quarter of 2007 over 2006 due to staff bonuses paid out during the quarter, an overall higher operating cost environment and increased staffing levels. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Interest expense	$227	$243	(7)%
Per boe (6:1)	$1.19	$1.04	14%

Interest incurred is as a result of bank borrowings. Interest expense has decreased in the first quarter of 2007 compared to the same period in 2006 due to lower debt levels partially offset by arrangement fees associated with the new operating facility put in place March 2007.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
D&D expense	$2,979	$4,635	(36)%
Per boe (6:1)	$15.65	$19.85	(21)%
Accretion expense	34	33	3%
Per boe (6:1)	$0.18	$0.14	29%

The depletion and depreciation expense and boe rate for the first quarter ended March 31, 2007 is lower compared to the same quarter in 2006 due to the low cost reserve additions that occurred later in 2006 and due to lower production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter by $87 as a result of accretion and drilling new wells.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2007 as the Company and its subsidiaries have estimated resource pools available at December 31, 2006 of $55.2 million.

Funds from Operations and Net Income

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Funds from Operations	$3,521	$3,404	3%
Per boe (6:1)	$18.50	$14.58	27%
Per share - basic	$0.18	$0.17	6%
- diluted	$0.18	$0.17	6%
Net Income	$373	$(1,074)	135%
Per boe (6:1)	$1.96	$(4.60)	143%
Per share - basic	$0.02	$(0.05)	140%
- diluted	$0.02	$(0.05)	140%
Weighted average shares outstanding			
- basic	19,637,321	19,637,321	0%
- diluted	19,637,321	19,713,671	0%

Funds from operations increased over the prior year period due to higher product prices and lower royalties partially offset by lower production levels, higher operating and G&A costs. The Company generated net income in the period versus a net loss a year ago primarily due to lower depletion charges and future tax recovery. There has been no change in the basic shares outstanding and only a slight change to diluted shares, as a result changes in per share amounts are consistent with the change to the absolute amounts.

Capital Expenditures

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Land	$880	$2,308	(62)%
Seismic	321	479	(33)%
Drilling and completion	5,046	5,516	(9)%
Capitalized G&A	639	558	15%
Facilities	25	46	(46)%
Total operations	$6,911	$8,907	(22)%
Property dispositions	(24)	Nil	N.A.
Well site facilities inventory	10	754	(99)%
Office equipment	287	67	328%
Total	$7,184	$9,728	(26)%

Spending in the first quarter of 2007 was lower than the first quarter of 2006 as the Company spent less on land and seismic and drilled 4 (3.4 net) fewer wells in both core areas in order to preserve cash in an uncertain commodity price environment. During the first quarter of 2007 the Company drilled 6 (4.4 net) wells resulting in 3 (3.0 net) heavy oil wells, 2 (0.4 net) gas wells and 1 (1.0 net) dry well. The heavy oil wells and dry hole were drilled in the Plains core

area. The successful wells were placed on production however approximately 150 boe per day of heavy oil was restricted during spring break up as road bans prevented the oil from being trucked to the sales terminal. The gas wells were drilled in the West Central core area and included 1 (0.1 net) well at Tony Creek which is marginal and will not be tied-in at this time and 1 (0.3 net) exploration well at Kakwa which was completed over multiple zones but could not be tested prior to spring break up. Assuming the production test is as expected, this well should be tied-in and is expected to be on production in the fourth quarter along with the 300 boe per day of shut in production at Musreau. Gas from both areas will be processed at the third party plant that is currently being expanded. Rock was successful in acquiring land and seismic in the quarter which has set up several operated drilling locations in both core areas. Rock's current capital budget for 2007 is $20 million, which anticipates drilling approximately 10 wells in the remainder of the year and spending an additional $2.5 million on land and seismic. Office equipment expenditures in the first quarter of 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $13 million and funds from operations of approximately $12 million. The Company intends to fund capital expenditures in excess of cash through its operating loan facility. The Company has negative working capital (including draws under its operating loan facility) of $16 million at the end of the first quarter of 2007 and currently has a $25 million operating loan facility. The Company will continue to monitor capital, debt and cash levels and make adjustments necessary in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit available is $25 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's Debt to Funds from Operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by September 30, 2007. As at May 14, 2007 approximately $15.4 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)
Production (boe/d)	2,114	2,004	1,613	2,190	2,594	2,120	1,343	693
Oil and gas revenues	$8,533	$7,535	$7,023	$8,774	$9,824	$11,760	$7,030	$2,924
Price realizations ($/boe)	$44.84	$40.73	$47.30	$44.01	$42.08	$60.29	$56.90	$46.36
Royalties ($/boe)	$8.66	$7.88	$5.27	$8.97	$12.26	$13.67	$11.61	$10.39
Operating expense ($/boe)	$12.75	$13.63	$13.13	$10.55	$11.55	$11.83	$13.19	$8.62
Field netback ($/boe)	$23.43	$19.22	$28.90	$24.49	$18.27	$34.79	$32.10	$27.35
Net G&A expense	$726	$690	$477	$462	$649	$526	$329	$282
Stock-based compensation	$267	$295	$308	$305	$280	$257	$131	$55
Funds from operations	$3,521	$2,644	$3,791	$4,028	$3,404	$6,020	$3,552	$1,469
Per share								
- basic	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11
- diluted	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11
Net income/(loss)	$373	$(119)	$891	$(583)	$(1,074)	$747	$634	$77
Per share								
- basic	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01
- diluted	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01
Capital expenditures	$7,184	$6,223	$12,520	$4,397	$9,728	$7,768	$7,920	$66,411
Working capital	$(16,242)	$(12,580)	$(8,990)	$(31,135)	$(30,766)	$(24,442)	$(22,643)	$(18,093)

Since the disposition of approximately 820 boe per day in July 2005, production has grown steadily over the last three quarters. The increase in production has been the result of successful drilling mainly in the Plains core area. Over the same time period funds from operations has benefited from increased production but has fluctuated with the change in product prices and increasing royalties. The royalties increased due to the absence of Alberta Royalty Tax credits since this program was cancelled effective January 1, 2007. Operating costs have trended down over this period once the first quarter of 2007 and fourth quarter of 2006 prior period processing charges of $0.83 per boe and $1.07 per boe respectively, are excluded. Net income has benefited from improved depletion rate over the past three quarters however it has fluctuated primarily with the change to future taxes. Commodity prices have been volatile over this period. AECO C Gas prices ranged from a high of $7.91 per mcf in February 2007 to a low of $4.70 per mcf in September 2006. Similarly light oil prices have also been volatile reacting to demand signals, inventory levels and geopolitical events and ranged from a high of $74.46 per barrel of WTI in July 2006 to a low of $54.35 per barrel in January 2007. In particular wellhead heavy oil prices have shown the normal seasonal pattern of weakening in the fourth and first quarters however the Company's wellhead prices are more than 40% above year ago levels due to the positive structural events (pipeline reversals) that occurred in the first quarter of 2006. So far in the second quarter of 2007 heavy oil prices are above first quarter levels but approximately 15% below the high prices seen at the same time last year as refinery issues in the US are impacting both light oil prices and differentials.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2007 and the next five years are as follows:

	2007	2008	2009	2010	2011	2012
Office lease premises	$576	$895	$828	$828	$828	$552
Demand bank loan	$15,203	-	-	-	-	-

Outstanding Share Data

At the date of this report there are 19,637,321 common shares outstanding and 1,642,333 options to purchase common shares outstanding.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strenghthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the Climate Change and Emissions Management Amendment Act, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2007 and December 31, 2006
(unaudited)

(all amounts in '000)	March 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	**$76**	$ -
Accounts receivable	**5,420**	4,753
Prepaids	**611**	532
	6,107	5,285
Property, plant and equipment	**104,466**	97,229
Accumulated depletion and depreciation	**(25,862)**	(22,882)
	78,604	74,347
Goodwill	**5,748**	5,748
	$90,459	$85,380
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$7,146**	$6,900
Bank debt (note 4)	**15,203**	10,965
	22,349	17,865
Future tax liability	**4,810**	4,942
Asset retirement obligation (note 5)	**2,181**	2,094
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,326
Contributed surplus (note 2)	**1,908**	1,641
Retained earnings	**1,885**	1,512
	61,119	60,479
	$90,459	$85,380

Commitments (note 7)
Subsequent event (note 8)
See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark, Director
Allen J. Bey, Director

ROCK ENERGY INC.
Consolidated Statements of Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Revenues		
Oil and gas revenue	**$8,533**	$9,824
Royalties, net of ARTC	**(1,648)**	(2,862)
Other income	**25**	45
	6,910	7,007
Expenses:		
Operating	**2,426**	2,695
General and administrative	**726**	649
Interest	**227**	243
Stock based compensation (note 3)	**267**	280
Depletion, depreciation and accretion	**3,013**	4,668
	6,659	8,535
Income (loss) before income taxes	**251**	(1,528)
Taxes		
Capital tax	**10**	16
Future taxes (recovery) (note 6)	**(132)**	(470)
Net income (loss) for the period	**373**	(1,074)
Retained earnings, beginning of period	**1,512**	2,397
Retained earnings, end of period	**$1,885**	$1,323
Basic and diluted earnings (loss) per share (note 2)	**$0.02**	$(0.05)

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Cash provided by (used in):		
Operating:		
Net income (loss) for the period	**$373**	$(1,074)
Add: Non-cash items:		
Depletion, depreciation and accretion	**3,013**	4,668
Stock-based compensation	**267**	280
Future taxes (recovery)	**(132)**	(470)
	3,521	3,404
Changes in non-cash working capital	**(1,944)**	777
	1,577	4,181
Financing:		
Bank debt	**4,238**	3,340
	4,238	3,340
Investing:		
Property, plant and equipment	**(7,184)**	(9,728)
Changes in non-cash working capital	**1,445**	2,281
	(5,739)	(7,447)
Increase in cash and cash equivalents	**76**	74
Cash and cash equivalents, beginning of period	**0**	145
Cash and cash equivalents, end of period	**$76**	$219
Interest and cash taxes paid and received:		
Interest paid	**$227**	$243
Taxes paid	**$10**	$16

See accompanying notes to unaudited consolidated financial statements.

For the Period Ended March 31, 2007 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the twelve months ended December 31, 2006. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the twelve months ended December 31, 2006.

1. Changes In Accounting Policies

As of January 1, 2007 the Company adopted new policies to implement the pronouncements from the Canadian Institute of Chartered Accountants in respect of financial instruments - presentation and disclosures, hedging and other comprehensive income, The new standard requires certain financial instruments to be recognized on the balance sheet initially at fair value with subsequent measurement at amortized cost determined using the effective interest rate method. The application of these policies did not result in changes to amounts reported in the consolidated financial statements as at January 1, 2007 or as at and for the period ended March 31, 2007. The statement of comprehensive income has been combined with the statement of income.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006 and March 31, 2007	19,637,321	$57,326

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the three month period ended March 31, 2007 was 19,637,321 (March 31, 2006 - 19,637,321).

In computing the diluted per share amount for the three month period ended March 31, 2007 no additional shares (March 31, 2006 – 76,350) shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at March 31, 2007.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Expired	(124,944)	$3.39
March 31, 2007	1,642,333	$4.26

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$3.15 - 3.90	629,389	$3.29	1.9	155,777	$3.47
$4.00 - 5.11	1,012,944	$4.86	1.5	217,667	$4.86
	1,642,333	$4.26	1.7	373,444	$4.28

Contributed Surplus:

The contributed surplus as at March 31, 2007 of $1,908 increased $267 for stock based compensation charges.

3. Stock Based Compensation

When options are granted they accounted for using the fair value method using a Black-Scholes option pricing model. No options were granted in the first quarter of 2007.

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at March 31, 2007 is $23 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by September 30, 2007.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2007 at approximately $3,768 (December 31, 2006 - $3,666). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2007	December 31, 2006
Opening balance	$2,094	$2,115
Liabilities incurred during period	53	413
Dispositions		(459)
Accretion	34	129
Actual retirement costs	-	(104)
Closing balance	$2,181	$2,094

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 32.50% (March 31, 2006: 35.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2007	March 31, 2006
Net income (loss) before taxes	$251	$(1,528)
Statutory income tax rate	32.50%	35.64%
Expected income taxes	82	(544)
Add (deduct):		
Stock-based compensation	87	100
Non-deductible crown charges	-	315
Resource allowance	(210)	(169)
Change in Rate	(92)	(182)
Other	1	10
Change in valuation allowance	-	-
Recovery of income taxes	(132)	(470)

7. Commitments

The company has the following obligations with fixed terms:

	2007	2008	2009	2010	2011	2012
Office lease premises	$576	$895	$828	$828	$828	$552

8. Subsequent Event

Subsequent to the period ended March 31, 2007 the Company's demand operating facility was increased to $25.0 million.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380
or
Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

RECEIVED
2007 MAY 19 A 10:49

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

(signed) "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

(signed) "Peter D. Scott"
Peter D. Scott
Vice President and CFO

File No. 82-34785


rockenergy
1ST QUARTER
2007 REPORT

Interim Results for the Period Ended March 31, 2007

CORPORATE SUMMARY

FINANCIAL	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Oil and gas revenue ('000)	**$8,533**	$9,824
Funds from operations ('000) [1]	**$3,521**	$3,404
Per share – basic	**$0.18**	$0.17
– diluted	**$0.18**	$0.17
Net income ('000)	**$373**	$(1,074)
Per share – basic	**$0.02**	$(0.05)
– diluted	**$0.02**	$(0.05)
Capital expenditures, net ('000)	**$7,184**	$9,728
	As at March 31, 2007	As at March 31, 2006
Working capital ('000)	**$(16,242)**	$(30,766)
Common shares outstanding	**19,637,321**	19,637,321
Options outstanding	**1,642,333**	1,310,332

OPERATIONS	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Average daily production		
Crude oil and NGLs (bbls/d)	**1,472**	936
Natural gas (mcf/d)	**3,852**	9,946
Barrels of oil equivalent (boe/d)	**2,114**	2,594
Average product prices		
Crude oil (CDN$/bbl)	**$42.65**	$32.43
NGLs (CDN$/bbl)	**$52.65**	$54.31
Natural gas (CDN$/mcf)	**$8.10**	$7.76
BOEs (CDN$/boe)	**$44.84**	$42.08
Field netback (CDN$/boe)	**$23.43**	$18.27

Note [1] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share.

PRESIDENT'S MESSAGE

During the first quarter of 2007 Rock was able to make significant progress in both our core areas of operation. In the Plains core area Rock drilled 3 (3.0 net) oil wells, 1 (1.0 net) D/A well and completed a 27 km 2D seismic survey. These activities confirmed 10-15 drilling locations on our land and the existence of a significant new pool. In the West Central region we participated in 2 (0.4 net) gas wells, purchased 21 km2 of trade 3D seismic on an emerging play, arranged firm processing capacity in the Musreau gas plant expansion, and acquired 1,240 acres of land on our key plays. One of the gas wells that Rock participated in was at Kakwa (0.3 net) which was a high impact exploration test. The well was cased and completed in numerous zones. This well will be production tested following breakup, and should be placed on production by the fourth quarter of this year. This activity has worked to solidify our exploration and development program for the remainder of the year. The table below illustrates our drilling results:

	First Quarter 2007
Heavy Oil	3 (3.0 net)
Light Oil	Nil
Gas	2 (0.42 net)
Dry & Abandoned (D/A)	1 (1.0 net)
Total	6 (4.42 net)
Success rate	83% (77% net)

Production increased to 2,114 boe per day this quarter up from 2,004 boe per day in the fourth quarter of 2006. Currently Rock's estimated production is exceeding 2,200 boe per day (1,300 bbl per day of heavy oil, 325 bbls per day of light oil and NGL's, and 3.4 mmcf per day of gas), however we have another 300 boe per day of production awaiting the gas plant expansion in Musreau. The majority of this shut in production is expected to come on stream in November, 2007

Financially, Rock generated cash flow from operations of $3.5 million ($0.18 per basic and diluted share) in the first quarter of the year, which is up 33% from the fourth quarter of 2006. Net income for the period was $0.4 million ($0.02 per basic and diluted share), versus a loss of $0.1 million in the previous quarter.

Capital expenditures for the quarter were $7.2 million, versus a budgeted amount of $8.3 million, and total debt at the end of the period was $16.2 million (against available bank lines of $25 million). Total expenditures were down from budget as Rock exercised caution in a volatile price environment, and elected to maintain a stronger financial position to be able to capture emerging acquisition and farm-in opportunities.

The Company is reiterating its guidance at this time, with a 2007 exit rate of 2,600-2,800 boe per day, and maintaining our capital budget at $20 million. During the remainder of the year the Company plans to drill 5 (5.0 net) heavy oil wells, 1 (1.0 net) gas well in the Plains, at least 1 (0.3 net) additional gas well in the Kakwa area, 2 (0.2 net) gas wells in the Musreau area and 1 (0.5 net) gas well in the greater Kaybob area.

The activities of the first quarter have laid the ground work for an exciting second half. Rock has established a solid heavy oil production and cash flow platform with additional drilling locations and the confirmation of a new pool. In West Central, the production test of the well at Kakwa will firm up our exploitation and development plans for that area, and we have arranged firm processing capacity in the Musreau gas plant expansion for current and future production. Our exploration team continues to build on our prospect inventory and land base in the greater Kaybob area, and over the next several months as our operating plans get settled, another 4 potential wells could be added in the West Central area. We will update our budget and guidance as the operations develop.

Rock is in a strong position with a solid base of production, cash flow and financial capability. We have a significant inventory of opportunity ahead of us, and have experienced some early success to build on. The changing landscape of our industry continues to provide more opportunity, and we are positioned to take advantage of that.

On behalf of the Board of Directors,

signed "Allen J. Bey"
Allen J. Bey
President and CEO
May 14, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 14, 2007 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the 12 months ended December 31, 2006. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the 12 months ended December 31, 2006.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 15, 2007 for projected 2007 results. The Company is reiterating its guidance at this time, however an additional 3 (3.0 net) heavy oils wells have been added to the program which will begin drilling following spring break-up bringing the total number of heavy oils wells to be drilled to 5 (5.0 net) plus 1 (1.0 net) gas well in the Plains core area. During the remainder of the year the Company expects to spud at least 1 (0.3 net) additional gas well in the Kakwa area, 2 (0.2 net) gas wells in the Musreau area and 1 (0.5 net) gas well in the greater Kaybob area. Over the next several months as our operating plans get settled, another potential 4 (1.0 net) wells could be added in the West Central area. We will update our budget and guidance as the operations develop. The table below provides Rock's current guidance.

	2007 Guidance
2007 Production (boe/d)	
Annual	2,200 – 2,400
Exit	2,600 – 2,800
2007 Funds from Operations	
Annual - $	$15 million
Annual - $per share	$0.76
2007 Capital Budget	
Expenditures	$20 million
Wells Drilled	16 – 21
Total Year End Debt	$18 million
Pricing (Annual)	
Oil – WTI	US$65.00/bbl
Gas – AECO	$7.50/mcf
Cdn/US dollar	0.90

Production

Production by Product	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gas (mcf/d)	3,852	9,946	(61)%
Oil (bbl/d)	243	183	33%
Heavy Oil (bbl/d)	1,150	679	69%
NGL (bbl/d)	79	74	7%
boe/d (6:1)	2,114	2,594	(19)%

Production by Area	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
West Central Alberta (boe/d)	631	1,295	(51)%
Plains (boe/d)	1,151	698	65%
Other (boel/d)	332	601	(45)%
boe/d (6:1)	2,114	2,594	(19)%

Production for the quarter ended March 31, 2007 has decreased 19% over the same period last year due to the dispositions completed in the third quarter of 2006. This decrease was partially offset by heavy oil additions from the Plains core area. Production has climbed from the post disposition level of 1,400 boe per day and is currently over 2,200 boe per day with approximately 100 boe per day of heavy oil production shut in due to road bans associated with spring break up. Both gas and heavy oil production levels are expected to increase in the second half of the year as shut in and behind pipe production comes on stream and drilling operations resume after spring break up, however about 250 boe per day of production at Medicine River will be shut-in for two weeks in July due to a plant maintenance turnaround.

Product Prices

Realized Product Prices	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gas ($/mcf)	8.10	7.76	4%
Oil ($/bbl)	62.39	60.61	3%
Heavy Oil ($/bbl)	38.48	24.84	55%
NGL ($/bbl)	52.65	54.31	(3)%
boe (6:1)	44.84	42.08	7%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	7.21	7.71	(6)%
Gas – AECO C Daily Spot ($/mcf)	7.41	7.50	(1)%
Oil – WTI Cushing (US$/bbl)	58.16	63.48	(8)%
Oil – Edmonton light ($/bbl)	67.09	68.96	(3)%
Heavy Oil – Lloydminster blend ($/bbl)	47.82	39.71	20%
US$/Cdn$ exchange rate	0.853	0.866	(2)%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Oil and Gas Revenue	$8,533	$9,824	(13)%
Other Income	$25	$45	(44)%

Decreased gas production, partially offset by higher heavy oil production and prices, resulted in a decrease to oil and gas revenue for the first quarter of 2007 in comparison to the prior year period.

Royalties

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Royalties	$1,648	$2,862	(42)%
As percentage of oil and gas revenue	19.3%	29.1%	(34)%
Per boe (6:1)	$8.66	$12.26	(30)%

Royalties for the quarter ended March 31, 2007 are lower on an absolute, percentage and per boe basis in comparison to the same quarter of 2006. This is a result of lower production and heavy oil, which has a comparatively lower royalty rate and is now making up a greater percentage of the overall product mix. Royalty rates for the remainder of the year have been budgeted at 22% of oil and gas revenue.

Operating Expense

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Operating expense	$2,314	$2,617	(12)%
Transportation costs	112	78	44%
	$2,426	$2,695	(10)%
Per boe (6:1)	$12.75	$11.55	10%

Operating expenses have decreased in the first quarter of 2007 over the same period in 2006 due to lower production levels partially offset by higher unit costs. The per boe operating costs increased over the prior period primarily due to the inclusion of $157 ($0.83 per boe) of non-operated processing costs related to 2006. Heavy oil operating costs of $12.00 per boe are up slightly from year ago levels of $11.30 per boe due to higher fuel and workover costs at Edam. Transportation costs have increased primarily as a result of higher production levels in the Medicine River area compared to a year ago. Overall operating costs for the first quarter of 2007 are 6% above budgeted levels (once the 2006 processing costs are removed) but are expected to come down to the budgeted level of $11.25 per boe over the course of the year

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Gross	$1,365	$1,207	13%
Per boe (6:1)	$7.17	$5.17	39%
Capitalized	$639	$558	15%
Per boe (6:1)	$3.36	$2.39	41%
Net	$726	$649	12%
Per boe (6:1)	$3.81	$2.78	37%

G&A expenses increased on an absolute and per boe basis in the first quarter of 2007 over 2006 due to staff bonuses paid out during the quarter, an overall higher operating cost environment and increased staffing levels. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Interest expense	$227	$243	(7)%
Per boe (6:1)	$1.19	$1.04	14%

Interest incurred is as a result of bank borrowings. Interest expense has decreased in the first quarter of 2007 compared to the same period in 2006 due to lower debt levels partially offset by arrangement fees associated with the new operating facility put in place March 2007.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
D&D expense	$2,979	$4,635	(36)%
Per boe (6:1)	$15.65	$19.85	(21)%
Accretion expense	34	33	3%
Per boe (6:1)	$0.18	$0.14	29%

The depletion and depreciation expense and boe rate for the first quarter ended March 31, 2007 is lower compared to the same quarter in 2006 due to the low cost reserve additions that occurred later in 2006 and due to lower production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter by $87 as a result of accretion and drilling new wells.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2007 as the Company and its subsidiaries have estimated resource pools available at December 31, 2006 of $55.2 million.

Funds from Operations and Net Income

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Funds from Operations	$3,521	$3,404	3%
Per boe (6:1)	$18.50	$14.58	27%
Per share - basic	$0.18	$0.17	6%
- diluted	$0.18	$0.17	6%
Net Income	$373	$(1,074)	135%
Per boe (6:1)	$1.96	$(4.60)	143%
Per share - basic	$0.02	$(0.05)	140%
- diluted	$0.02	$(0.05)	140%
Weighted average shares outstanding			
- basic	19,637,321	19,637,321	0%
- diluted	19,637,321	19,713,671	0%

Funds from operations increased over the prior year period due to higher product prices and lower royalties partially offset by lower production levels, higher operating and G&A costs. The Company generated net income in the period versus a net loss a year ago primarily due to lower depletion charges and future tax recovery. There has been no change in the basic shares outstanding and only a slight change to diluted shares, as a result changes in per share amounts are consistent with the change to the absolute amounts.

Capital Expenditures

	3 Months Ended 03/31/07	3 Months Ended 03/31/06	Quarterly Change
Land	$880	$2,308	(62)%
Seismic	321	479	(33)%
Drilling and completion	5,046	5,516	(9)%
Capitalized G&A	639	558	15%
Facilities	25	46	(46)%
Total operations	$6,911	$8,907	(22)%
Property dispositions	(24)	Nil	N.A.
Well site facilities inventory	10	754	(99)%
Office equipment	287	67	328%
Total	$7,184	$9,728	(26)%

Spending in the first quarter of 2007 was lower than the first quarter of 2006 as the Company spent less on land and seismic and drilled 4 (3.4 net) fewer wells in both core areas in order to preserve cash in an uncertain commodity price environment. During the first quarter of 2007 the Company drilled 6 (4.4 net) wells resulting in 3 (3.0 net) heavy oil wells, 2 (0.4 net) gas wells and 1 (1.0 net) dry well. The heavy oil wells and dry hole were drilled in the Plains core

area. The successful wells were placed on production however approximately 150 boe per day of heavy oil was restricted during spring break up as road bans prevented the oil from being trucked to the sales terminal. The gas wells were drilled in the West Central core area and included 1 (0.1 net) well at Tony Creek which is marginal and will not be tied-in at this time and 1 (0.3 net) exploration well at Kakwa which was completed over multiple zones but could not be tested prior to spring break up. Assuming the production test is as expected, this well should be tied-in and is expected to be on production in the fourth quarter along with the 300 boe per day of shut in production at Musreau. Gas from both areas will be processed at the third party plant that is currently being expanded. Rock was successful in acquiring land and seismic in the quarter which has set up several operated drilling locations in both core areas. Rock's current capital budget for 2007 is $20 million, which anticipates drilling approximately 10 wells in the remainder of the year and spending an additional $2.5 million on land and seismic. Office equipment expenditures in the first quarter of 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $13 million and funds from operations of approximately $12 million. The Company intends to fund capital expenditures in excess of cash through its operating loan facility. The Company has negative working capital (including draws under its operating loan facility) of $16 million at the end of the first quarter of 2007 and currently has a $25 million operating loan facility. The Company will continue to monitor capital, debt and cash levels and make adjustments necessary in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit available is $25 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's Debt to Funds from Operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by September 30, 2007. As at May 14, 2007 approximately $15.4 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)
Production (boe/d)	2,114	2,004	1,613	2,190	2,594	2,120	1,343	693
Oil and gas revenues	$8,533	$7,535	$7,023	$8,774	$9,824	$11,760	$7,030	$2,924
Price realizations ($/boe)	$44.84	$40.73	$47.30	$44.01	$42.08	$60.29	$56.90	$46.36
Royalties ($/boe)	$8.66	$7.88	$5.27	$8.97	$12.26	$13.67	$11.61	$10.39
Operating expense ($/boe)	$12.75	$13.63	$13.13	$10.55	$11.55	$11.83	$13.19	$8.62
Field netback ($/boe)	$23.43	$19.22	$28.90	$24.49	$18.27	$34.79	$32.10	$27.35
Net G&A expense	$726	$690	$477	$462	$649	$526	$329	$282
Stock-based compensation	$267	$295	$308	$305	$280	$257	$131	$55
Funds from operations	$3,521	$2,644	$3,791	$4,028	$3,404	$6,020	$3,552	$1,469
Per share								
- basic	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11
- diluted	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11
Net income/(loss)	$373	$(119)	$891	$(583)	$(1,074)	$747	$634	$77
Per share								
- basic	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01
- diluted	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01
Capital expenditures	$7,184	$6,223	$12,520	$4,397	$9,728	$7,768	$7,920	$66,411
Working capital	$(16,242)	$(12,580)	$(8,990)	$(31,135)	$(30,766)	$(24,442)	$(22,643)	$(18,093)

Since the disposition of approximately 820 boe per day in July 2005, production has grown steadily over the last three quarters. The increase in production has been the result of successful drilling mainly in the Plains core area. Over the same time period funds from operations has benefited from increased production but has fluctuated with the change in product prices and increasing royalties. The royalties increased due to the absence of Alberta Royalty Tax credits since this program was cancelled effective January 1, 2007. Operating costs have trended down over this period once the first quarter of 2007 and fourth quarter of 2006 prior period processing charges of $0.83 per boe and $1.07 per boe respectively, are excluded. Net income has benefited from improved depletion rate over the past three quarters however it has fluctuated primarily with the change to future taxes. Commodity prices have been volatile over this period. AECO C Gas prices ranged from a high of $7.91 per mcf in February 2007 to a low of $4.70 per mcf in September 2006. Similarly light oil prices have also been volatile reacting to demand signals, inventory levels and geopolitical events and ranged from a high of $74.46 per barrel of WTI in July 2006 to a low of $54.35 per barrel in January 2007. In particular wellhead heavy oil prices have shown the normal seasonal pattern of weakening in the fourth and first quarters however the Company's wellhead prices are more than 40% above year ago levels due to the positive structural events (pipeline reversals) that occurred in the first quarter of 2006. So far in the second quarter of 2007 heavy oil prices are above first quarter levels but approximately 15% below the high prices seen at the same time last year as refinery issues in the US are impacting both light oil prices and differentials.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2007 and the next five years are as follows:

	2007	2008	2009	2010	2011	2012
Office lease premises	$576	$895	$828	$828	$828	$552
Demand bank loan	$15,203	-	-	-	-	-

Outstanding Share Data

At the date of this report there are 19,637,321 common shares outstanding and 1,642,333 options to purchase common shares outstanding.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strenghthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the Climate Change and Emissions Management Amendment Act, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2007 and December 31, 2006
(unaudited)

(all amounts in '000)	March 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	**$76**	$ -
Accounts receivable	**5,420**	4,753
Prepaids	**611**	532
	6,107	5,285
Property, plant and equipment	**104,466**	97,229
Accumulated depletion and depreciation	**(25,862)**	(22,882)
	78,604	74,347
Goodwill	**5,748**	5,748
	$90,459	$85,380
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$7,146**	$6,900
Bank debt (note 4)	**15,203**	10,965
	22,349	17,865
Future tax liability	**4,810**	4,942
Asset retirement obligation (note 5)	**2,181**	2,094
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,326
Contributed surplus (note 2)	**1,908**	1,641
Retained earnings	**1,885**	1,512
	61,119	60,479
	$90,459	$85,380

Commitments (note 7)
Subsequent event (note 8)
See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark — Director
Allen J. Bey — Director

ROCK ENERGY INC.
Consolidated Statements of Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Revenues		
Oil and gas revenue	**$8,533**	$9,824
Royalties, net of ARTC	**(1,648)**	(2,862)
Other income	**25**	45
	6,910	7,007
Expenses:		
Operating	**2,426**	2,695
General and administrative	**726**	649
Interest	**227**	243
Stock based compensation (note 3)	**267**	280
Depletion, depreciation and accretion	**3,013**	4,668
	6,659	8,535
Income (loss) before income taxes	**251**	(1,528)
Taxes		
Capital tax	**10**	16
Future taxes (recovery) (note 6)	**(132)**	(470)
Net income (loss) for the period	**373**	(1,074)
Retained earnings, beginning of period	**1,512**	2,397
Retained earnings, end of period	**$1,885**	$1,323
Basic and diluted earnings (loss) per share (note 2)	**$0.02**	$(0.05)

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended March 31, 2007**	Three months ended March 31, 2006
Cash provided by (used in):		
Operating:		
Net income (loss) for the period	**$373**	$(1,074)
Add: Non-cash items:		
Depletion, depreciation and accretion	**3,013**	4,668
Stock-based compensation	**267**	280
Future taxes (recovery)	**(132)**	(470)
	3,521	3,404
Changes in non-cash working capital	**(1,944)**	777
	1,577	4,181
Financing:		
Bank debt	**4,238**	3,340
	4,238	3,340
Investing:		
Property, plant and equipment	**(7,184)**	(9,728)
Changes in non-cash working capital	**1,445**	2,281
	(5,739)	(7,447)
Increase in cash and cash equivalents	**76**	74
Cash and cash equivalents, beginning of period	**0**	145
Cash and cash equivalents, end of period	**$76**	$219
Interest and cash taxes paid and received:		
Interest paid	**$227**	$243
Taxes paid	**$10**	$16

See accompanying notes to unaudited consolidated financial statements.

For the Period Ended March 31, 2007 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the twelve months ended December 31, 2006. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the twelve months ended December 31, 2006.

1. Changes In Accounting Policies

As of January 1, 2007 the Company adopted new policies to implement the pronouncements from the Canadian Institute of Chartered Accountants in respect of financial instruments - presentation and disclosures, hedging and other comprehensive income, The new standard requires certain financial instruments to be recognized on the balance sheet initially at fair value with subsequent measurement at amortized cost determined using the effective interest rate method. The application of these policies did not result in changes to amounts reported in the consolidated financial statements as at January 1, 2007 or as at and for the period ended March 31, 2007. The statement of comprehensive income has been combined with the statement of income.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006 and March 31, 2007	19,637,321	$57,326

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the three month period ended March 31, 2007 was 19,637,321 (March 31, 2006 - 19,637,321).

In computing the diluted per share amount for the three month period ended March 31, 2007 no additional shares (March 31, 2006 – 76,350) shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at March 31, 2007.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Expired	(124,944)	$3.39
March 31, 2007	1,642,333	$4.26

		Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry		Number of Options	Weighted Average Exercise Price
$3.15 - 3.90	629,389	$3.29	1.9		155,777	$3.47
$4.00 - 5.11	1,012,944	$4.86	1.5		217,667	$4.86
	1,642,333	$4.26	1.7		373,444	$4.28

Contributed Surplus:

The contributed surplus as at March 31, 2007 of $1,908 increased $267 for stock based compensation charges.

3. Stock Based Compensation

When options are granted they accounted for using the fair value method using a Black-Scholes option pricing model. No options were granted in the first quarter of 2007.

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at March 31, 2007 is $23 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by September 30, 2007.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2007 at approximately $3,768 (December 31, 2006 - $3,666). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2007	December 31, 2006
Opening balance	$2,094	$2,115
Liabilities incurred during period	53	413
Dispositions		(459)
Accretion	34	129
Actual retirement costs	-	(104)
Closing balance	$2,181	$2,094

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 32.50% (March 31, 2006: 35.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2007	March 31, 2006
Net income (loss) before taxes	$251	$(1,528)
Statutory income tax rate	32.50%	35.64%
Expected income taxes	82	(544)
Add (deduct):		
Stock-based compensation	87	100
Non-deductible crown charges	-	315
Resource allowance	(210)	(169)
Change in Rate	(92)	(182)
Other	1	10
Change in valuation allowance	-	-
Recovery of income taxes	(132)	(470)

7. Commitments

The company has the following obligations with fixed terms:

	2007	2008	2009	2010	2011	2012
Office lease premises	$576	$895	$828	$828	$828	$552

8. Subsequent Event

Subsequent to the period ended March 31, 2007 the Company's demand operating facility was increased to $25.0 million.

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1800 Western Canadian Place
700 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
National Bank of Canada

ENGINEERING CONSULTANT
GLJ Petroleum Consultants Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.

END